No Act
P.E. 3-8-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06066525

March 22, 2006

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/22/2006

Re: Borders Group, Inc.
Incoming letter dated March 8, 2006

Dear Mr. Chevedden:

This is in response to your letter dated March 8, 2006 concerning the shareholder proposal you submitted to Borders. On March 9, 2006, we issued our response expressing our informal view that Borders could exclude the proposal from its proxy materials for its upcoming meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Thomas D. Carney
Vice President and General Counsel
Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

1-25-07

940510

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Thursday, March 09, 2006 12:36 AM
To: CFLETTERS
Cc: Thomas Carney
Subject: #4 Re Borders Group, Inc. (BGP) No-Action Request John Chevedden

#4 Re Borders Group, Inc. (BGP) No-Action Request John Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 8, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Borders Group, Inc. (BGP)
#4 Shareholder Position on Company No-Action Request Borders Group, Inc. (January 26, 2006) Rule 14a-8 Proposal: Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

Recent Staff Legal Bulletins are evidence of an evolution in Rule 14a-8 interpretation in contrast to strict adherence to precedence.

Additionally the company has no provision for a meaningful vote as a separate ballot item. Hence, the company can effectively force shareholders to vote yes for a poison pill by offering them some accompanying real or deceptive benefit as a bundled package.

It is respectfully requested that the Division not make a determination on this belated request for reconsideration until the shareholder party has an opportunity for a full response.

Sincerely,

John Chevedden

cc:
Thomas Carney <tcarney@bordersgroupinc.com>